Filed by AirTran Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AirTran Holdings, Inc.

Commission File No.: 1-15991

SPECIAL A-LINE

Two Great Airlines Join Forces:

AirTran Airways Agrees to Acquisition by Southwest Airlines

-Deal Provides Enhanced Growth Opportunities and Security for AirTran,

Crew Members, Customers and Communities Served-

Dear AirTran Airways Crew Members,

I personally wanted to let you know as soon as I possibly could that today we entered into a definitive agreement to be acquired by Southwest Airlines. While this transaction will come as a surprise to many of you, I wholeheartedly believe this is in the best interest of our dedicated Crew Members, our shareholders, customers and the communities we serve.

Joining Southwest Airlines will give us opportunities to grow, both professionally as individuals and as a group, in ways that simply would not be possible without this agreement. Together with Southwest, the world’s largest passenger airline, their financial resources, tremendous brand, legendary customer service, corporate culture and decades-long record of success, we will have the opportunity to go places neither company could have gone alone.

When I joined AirTran in 1999, the list of things we needed to do to succeed was very long and quite frankly most people thought we couldn’t do it-—well we did it and we have done it very well. Our journey has been well-chronicled and we have grown and succeeded like few have in the history of this industry. Along the way, we have been recognized as one of the best airlines in the world and our Crew Members as some of the best. Just this year we won the Airline Quality Rating for low-cost carriers (for the third year in a row), the Market Leadership Award from Air Transport World and were named best value airline by SmarterTravel.

By any measure, the work each and every one of you have done to make AirTran what it is today has been an unparalleled success. I am tremendously proud of the things we have accomplished together and look forward to continuing that great work during this next exciting chapter of our history.

We should all take great pride in the fact that the world’s largest passenger airline and a company with Southwest’s success initiated discussions and entered into a definitive agreement to acquire us. As a result of our tremendous success, we are now in a position to join the single most profitable airline in America over the past 40 years.

While these are truly exciting times and positive change is in the air, nothing changes in the near term. We will continue to operate the best airline possible day in and day out. Until this acquisition is final and approved by several parties, including the Department of Justice, we will continue to operate totally independently. It is critically important for all of us to stay focused on delivering excellent service and running the industry leading operation that put us at the top of the Airline Quality Ratings (AQR).

-more-

I realize there are many unanswered questions at this point and the news is spreading fast. Rest assured, we will continue to communicate with you as openly, honestly and quickly as we possibly can.

To that end, below is an extensive question and answer document and fact sheet on the agreement. While not every question will be answered in these documents, it will share all the information we have right now. Southwest Airlines’ CEO Gary Kelly and I are also conducting a press conference this morning on the subject at 10:00 a.m. EDT. This conference and more information on this agreement will be available at www.lowfaresfarther.com.

I look forward to sharing more information on this exciting development in the coming days.

Warm regards,

Bob Fornaro

Chairman, President and Chief Executive Officer

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of AirTran Holdings, Inc. (“AirTran”) by Southwest Airlines Co. (“Southwest”) will be submitted to the stockholders of AirTran for their consideration. In connection therewith, Southwest will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include a proxy statement of AirTran that also constitutes a prospectus of Southwest. Southwest and AirTran also plan to file other documents with the SEC regarding the proposed transaction. SOUTHWEST URGES INVESTORS AND SECURITY HOLDERS OF AIRTRAN TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Southwest and AirTran, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Southwest will be available free of charge on Southwest’s website at www.southwest.com under the tab “Investor Relations” or by contacting Southwest’s Investor Relations Department at (214) 792-4415. Copies of the documents filed with the SEC by AirTran will be available free of charge on AirTran’s website at www.airtran.com under the tab “Investor Relations” or by contacting AirTran’s Investor Relations Department at (407) 318-5187.

Southwest, AirTran and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AirTran in connection with the proposed transaction. Information about the directors and executive officers of Southwest is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 16, 2010. Information about the directors and executive officers of AirTran is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 2, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These include statements relating to Southwest’s plans and expectations with respect to the acquisition of AirTran and the anticipated impact of the acquisition on Southwest’s operations and AirTran’s Crew Members. Factors include, among others, (i) the possibility that the transaction is delayed or does not close, including due to the inability of Southwest and AirTran to obtain all approvals necessary or the failure of other closing conditions; (ii) Southwest’s ability to successfully integrate AirTran’s business and realize the expected synergies from the transaction; (iii) the impact of the economy on demand for air travel and fluctuations in consumer demand generally for the services to be provided as a result of the transaction; (iv) the impact of fuel prices and economic conditions on Southwest’s business plans and strategies; (v) actions of competitors, including without limitation pricing, scheduling, and capacity decisions, and consolidation and alliance activities; and (vi) the impact of governmental regulations on Southwest’s operations.

Southwest cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risks is contained in Southwest’s and AirTran’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. Southwest undertakes no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

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